May 9, 2011

BY FACSIMILE AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:

Ms. Barbara C. Jacobs

Re:   FriendFinder Networks Inc.

Common Stock

Registration Statement on Form S-1 (File No. 333-156414)

Dear Ladies and Gentlemen:

As Representatives of the several Underwriters, we hereby join in the request of FriendFinder Networks Inc., pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time, on May 10, 2011, or as soon thereafter as possible.

Pursuant to Rule 460 of the Securities Act of 1933, as amended, we wish to advise you that the undersigned have effected, during the period from April 27, 2011 through the date hereof, the distribution of approximately 2,000 copies of the Preliminary Prospectus dated April 27, 2011 to the Underwriters, investors, dealers and others.

The undersigned confirm that they have complied and will continue to comply with Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended, in connection with the above-described offering.

Very truly yours,

IMPERIAL CAPITAL, LLC
LADENBURG THALMANN & CO. INC.

As representatives of the several
Underwriters.

IMPERIAL CAPITAL, LLC

By:  /s/ Chris Shepard

Authorized Signatory

LADENBURG THALMANN & CO. INC.

By: /s/ Sol A. Saad

Authorized Signatory